UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 29, 2013

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

On September 30, 2013, Fuwei Films (Holdings) Co., Ltd. (the “Company”), issued a press release announcing that that Company has received a third notice from its controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the "Administration Company") indicating that the Administration Company has determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a second public auction to be held in the People's Republic of China ("PRC") after the second public auction, held on September 17, 2013, failed due to a lack of bidders registered for the auction.

These shares are currently held indirectly through an intermediate holding company, Apex Glory Holdings Limited ("Apex Glory"), all of whose shares are the subject of the public auction. The indicative target price for the third auction is RMB140,000,000, which is 80% of the indicative target price for the second auction, (approximately US$22.872 million) or approximately US$3.31 per ordinary share of Fuwei Films held by Apex Glory. The third auction regarding Apex Glory is to be held on October 16, 2013 and will be run by Shandong Jialian Auction Co., Ltd. and Shandong Outstanding Auction Co., Ltd.

The Company expects to follow the change in control resulting from the public auction process closely and will provide relevant updates to the market as soon as the results are known in the PRC.

A copy of the press release is attached hereto as Exhibit 99.1 to this Form 6-K.

Exhibits

99.1 Press Release dated September 30, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Title:	Xiaoan He Chairman, Chief Executive Officer

Dated: October 1, 2013